Enerflex Ltd. Reports Solid Year-end 2022 Results and Successfully Closes Acquisition of Exterran Corporation, Creating Significant Momentum for 2023

NEWS RELEASE

CALGARY, Alberta, March 1, 2023 -- Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) ("Enerflex" or the "Company"), a premier integrated global provider of energy infrastructure and energy transition solutions, today reported its financial and operational results for the three months and year ended December 31, 2022.

"2022 was a pivotal year for Enerflex," said Marc Rossiter, Enerflex's President and Chief Executive Officer. "Not only did we deliver solid financial results, we also cemented our position as a leading provider of critical natural gas infrastructure and energy transition solutions, building on a decade-long strategy to increase the recurring nature of our business to become more profitable and resilient through the cycle."

"As we look ahead to 2023, we are laser-focused on delivering results on three key strategic priorities: 1) maximize cash flow generation to reduce debt; 2) deliver on the successful integration of the Exterran acquisition; and 3) enable the energy transition by providing best-in-class energy solutions to our customers across the globe."

OVERVIEW

Fourth-quarter 2022 Results

•
On October 13, 2022, Enerflex successfully closed its acquisition (the "Transaction") of Exterran Corporation ("Exterran"), growing the recurring nature of its business and enhancing the Company's global presence, product offerings, and scale. Since closing, Enerflex has made considerable progress in its integration efforts, capturing approximately US$40 million of the expected US$60 million of annual run-rate synergies associated with the Transaction.
•
As a result of successful project execution, three of the four in-flight infrastructure projects that were being advanced in the Middle East in 2022 are now in commercial operation and will contribute significantly to the cash flows that will be used to deleverage in 2023.
•
A build-own-operate-maintain ("BOOM") produced water facility, underpinned by a four-year take-or-pay contract with a national oil company, started operations in the fourth quarter of 2022.
•
A natural gas infrastructure asset, underpinned by a 10-year take-or-pay contract with a national oil company, became fully operational in early 2023. The project's first phase commenced operations in the fourth quarter of 2022.
•
A BOOM produced water facility, underpinned by a 10-year take-or-pay contract with a joint venture between a national oil company and an international super-major oil and gas company, was completed in the first quarter of 2023. The project will commence generating contracted revenue upon introduction of produced water, which is expected to occur late in the first quarter of 2023.
•
Work has recommenced on the modularized cryogenic natural gas processing facility (the "Cryogenic Facility") that was temporarily suspended by the customer. The project will be accounted for as a product sale and is expected to be completed in 2024.
•
Enerflex reported fourth-quarter 2022 financial results that included revenue of $690 million and a gross margin of $127 million. Adjusted earnings before finance costs, income taxes, depreciation, and

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amortization ("EBITDA") was $86 million(1). The Company's financial results reflect Enerflex's expanded global footprint, a large base of stable energy infrastructure assets, and continued operational momentum in the North America Engineered Systems business. Engineered Systems bookings were $415 million(1) in the fourth quarter of 2022, growing the Company's Engineered Systems backlog to a record $1.5 billion(1) as at December 31, 2022.
•
The Company recognized a net loss of $81 million in the period, with solid operational results offset by increased selling and administrative expenses ("SG&A"). SG&A included one-time Transaction costs of $57 million and foreign exchange losses of $18 million due to the ongoing devaluation of the Argentine peso. Partially offsetting the foreign exchange losses was $7 million of interest income from associated instruments, which is not included in the Company's adjusted EBITDA of $86 million.
•
Effective the fourth quarter of 2022, Enerflex has modified certain components of its reporting:
•
In connection with the Transaction, Enerflex has realigned its reporting segments to provide greater transparency of the Company's expanded asset base. The Company's new reporting segments are North America, Latin America, and Eastern Hemisphere.
•
Enerflex has modified its adjusted EBITDA metric to include the impact of finance leases to present the economic benefits of Enerflex's energy infrastructure projects under long-term contracts and provide readers of the Company's financial statements with increased comparability and consistency of the treatment of energy infrastructure assets whether under a finance lease or an operating lease.
•
Enerflex has introduced a new key performance indicator for the Company's distributable cash flow, defined as cash provided by operating activities, adjusted for the net change in working capital and other, less maintenance capital expenditures and net lease payments. Enerflex uses distributable cash flow to evaluate the adequacy of internally generated cash flow to manage debt levels, pay dividends, and fund the Company's capital expenditures. Fourth-quarter 2022 distributable cash flow was negative $26 million(1), comprised of $31 million from normal course operations less $57 million of one-time Transaction costs.

Full-year 2022 Results

•
Reflecting improved year-over-year manufacturing activity and a partial quarter of contribution from Exterran, Enerflex delivered significantly stronger financial results in 2022 than in 2021:
•
Revenue of $1.8 billion increased by $818 million or 85%
•
Gross margin of $323 million expanded by $120 million or 60%
•
Adjusted EBITDA of $224 million increased by $89 million or 66%
•
Distributable cash flow was $45 million, inclusive of $71 million of one-time Transaction costs
•
Engineered Systems bookings of $1.3 billion increased by $544 million or 71%
•
Engineered Systems backlog of $1.5 billion grew by $948 million or 170%, driven by the addition of Exterran's backlog and increased manufacturing activity in North America
•
The Company recognized a net loss of $101 million in 2022 compared to a net loss of $18 million in 2021. While solid business performance increased revenue and gross margin during the year, earnings were reduced by one-time Transaction costs of $71 million and losses on foreign exchange. Enerflex also recorded a non-cash impairment of goodwill of $48 million to its Canada segment in the third quarter of 2022 as a result of rising interest rates.

(1) Non-IFRS measure that is not a standardized measure under International Financial Reporting Standards ("IFRS") and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to "Non-IFRS Measures" of this news release for the most directly comparable financial measure disclosed in Enerflex's current financial statements to which such non-IFRS measure relates, and a reconciliation to such comparable financial measure.

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SUMMARY RESULTS

	Three Months Ended			Years Ended
$ millions, except percentages, per share amounts, and ratios	December 31, 2022	September 30, 2022(1)	December 31, 2021(1)	December 31, 2022(1)	December 31, 2021(1)

Revenue	689.8	392.8	321.3	1,777.8	960.2
Gross margin	126.8	78.7	55.3	322.7	202.2
Gross margin percentage	18.4%	20.0%	17.2%	18.2%	21.1%
Earnings before finance costs and income taxes ("EBIT")(2)	(44.7)	(24.1)	20.6	(40.8)	55.1
Net loss	(81.1)	(32.8)	(32.7)	(100.9)	(18.5)
Per share(3)	(0.68)	(0.37)	(0.36)	(1.04)	(0.21)

Cash provided by (used in) operating activities	(16.3)	37.7	123.8	19.8	208.2
Adjusted EBITDA(2)	86.1	54.8	36.1	223.6	135.1
Distributable cash flow(2)	(25.8)	27.8	25.3	45.0	99.1

Long-term debt	1,390.3	368.4	331.4	1,390.3	331.4
Net debt(2)	1,136.5	169.6	158.7	1,136.5	158.7
Bank-adjusted net debt to EBITDA(2)(4)	3.3	1.0	1.0	3.3	1.0

Return on capital employed ("ROCE")(2)(5)	(2.2)%	1.6%	3.5%	(2.2)%	3.5%

Engineered Systems bookings(2)	415.1	347.6	324.4	1,312.9	768.7
Engineered Systems backlog(2)	1,505.9	883.7	557.5	1,505.9	557.5
(1)
Comparative figures represent only Enerflex's results prior to the closing of the Transaction on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.
(2)
Non-IFRS measure that is not a standardized measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to "Non-IFRS Measures" of this news release for the most directly comparable financial measure disclosed in Enerflex's current financial statements to which such non-IFRS measure relates, and a reconciliation to such comparable financial measure.
(3)
Based on weighted average diluted common shares outstanding.
(4)
Calculated in accordance with the Company's debt covenants, which permit the inclusion of Exterran's bank-adjusted EBITDA for the trailing 12 months ended December 31, 2022.
(5)
Calculated using the trailing 12 months for the respective periods.

Enerflex's audited consolidated financial statements and notes (the "financial statements") and Management's Discussion and Analysis ("MD&A") as at and for the year ended December 31, 2022, can be accessed on the Company's website at www.enerflex.com and under the Company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

OUTLOOK

•
Building on a decade-long strategy to grow the recurring nature of its business, Enerflex has expanded and strengthened its Energy Infrastructure and After-market Services platforms. Today, the majority of the Company's gross margin comes from recurring sources that are expected to deliver stable, predictable performance.
•
In Latin America and the Eastern Hemisphere, Enerflex's energy infrastructure assets are predominantly underwritten by long-term commercial contracts, are protected from commodity price fluctuations, and bear no volumetric risk.
•
In the USA, the Company's contract compression fleet continues to attract strong customer demand, allowing Enerflex to secure higher rates through re-contracting. The Company plans to continue modestly growing its fleet through organic investments. To aid customers in lowering their carbon footprint, Enerflex expects that a large proportion of new units added to the fleet will be electric.

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•
Complementing Enerflex's recurring businesses is the Engineered Systems business, which features a current backlog of over $1.5 billion that the Company expects will be converted into revenue over the course of 2023 and into 2024.
•
The Company does not anticipate that near-term weakness in North American natural gas prices will significantly impact its pipeline of future Engineered Systems projects. Not only have recent bookings been weighted toward crude oil and liquids-rich natural gas resource plays, but the long-term fundamentals for natural gas remain robust given the critical role the commodity will play in global decarbonization efforts as a key transition fuel. Outside of North America, natural gas prices remain very strong.
•
In Canada, the Company expects to see certain producers regain operational momentum due to the Blueberry River First Nations and the Government of British Columbia having reached an agreement regarding future resource development in the province. Future production growth required for LNG Canada Phase 1 is also expected to drive increased activity in the Western Canadian Sedimentary Basin in the coming years.

2023 Priorities

•
Enerflex's near-term priorities are to maximize cash flow generation to strengthen the Company's financial position, realize the benefits and synergies from the Transaction, and safely execute the 2023 business plan.
•
The Company is focused on successfully integrating Exterran and delivering on expected cost savings and synergies as quickly and efficiently as possible. Enerflex captured approximately US$40 million of the expected US$60 million of annual run-rate synergies within the first 100 days of integration primarily through reductions in overhead.
•
As part of its integration efforts, Enerflex is currently evaluating opportunities to optimize its manufacturing and service branch footprint to deliver additional operational efficiencies within the business.
•
Enerflex anticipates capturing the remaining US$20 million of expected annual run-rate synergies within 12 to 18 months of the closing of the Transaction.
•
The Company will continue to safely advance the Cryogenic Facility, with operational completion now expected in 2024. Work recommenced on the project during the fourth quarter of 2022, with the site substantially back to full staffing levels. Engagement continues to be constructive amongst all parties.
•
With two-thirds of expected synergies captured, and the execution of an Engineered Systems backlog of over $1.5 billion, Enerflex anticipates generating significant excess cash flow in 2023 to deleverage.
•
Enerflex expects that it will lower its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023. As at December 31, 2022, the Company's bank-adjusted net debt to EBITDA ratio was 3.3 times, according to the Company's debt covenants.
•
Once the Company's debt reduction target has been met, Enerflex anticipates it will have the ability to deliver increased optionality to increase capital returns to shareholders and invest profitably in strategic growth projects.

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2023 Guidance

•
To reflect Enerflex's full-year 2022 results and updated completion dates of in-flight projects, the Company has revised certain items of its 2023 guidance.
•
Enerflex reaffirms its expectations for adjusted EBITDA for 2023. Deleveraging remains a top priority for Enerflex, with the Company continuing to expect that it will reduce its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023.
•
Increased work-in-progress ("WIP") for 2023 relates to the recommencement of work at the Cryogenic Facility, including restoration activities resulting from site inactivity.

	2023 Guidance
US$ millions, except ratios and percentages	August 10, 2022(1)	March 1, 2023

Annual run-rate synergies(2)	60	60
Adjusted EBITDA(2)	380 – 420	380 – 420
Bank-adjusted net debt to EBITDA(3)	<2.5x	<2.5x
Capital expenditures and WIP
Maintenance capital expenditures	40 – 50	40 – 50
WIP	–	40 – 50
Total non-discretionary expenses(4)	170 – 210	210 – 260
Accretion to shareholders(5)
Earnings per share(6)	20%	20%
Cash flow per share	11%	20%
(1)
Refer to the August 10, 2022 news release entitled "Enerflex Ltd. Reports Strong Second Quarter 2022 Results", which can be accessed on the Company's website at www.enerflex.com and under the Company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.
(2)
Synergy capture is subject to timing considerations of being realized within 12 to 18 months of Transaction close.
(3)
Calculated in accordance with the Company's debt covenants, which permit the inclusion of Exterran's bank-adjusted EBITDA for the trailing 12 months ended December 31, 2022.
(4)
Includes capital expenditures and WIP, net working capital, finance costs, income taxes, and dividends.
(5)
Subject to potential purchase price allocation adjustments.
(6)
Excludes amortization of refinancing costs and amortization of intangible assets.

Energy Transition

•
Enerflex has commenced the integration of Exterran's environmental, social, and governance ("ESG") initiatives to establish a cohesive go-forward strategy that leverages the strengths of each organization. With its large platform of low-carbon energy infrastructure assets and expertise in delivering energy transition solutions, Enerflex is strategically positioned to aid customers in lowering their environmental impact. The Company's 2022 ESG performance summary is available on the Enerflex website at www.enerflex.com under the ESG section.
•
In 2022, Enerflex expanded its Energy Transition business, securing approximately $160 million of Engineered Systems bookings that relate primarily to carbon capture projects. Once in operation, these projects will collectively capture and permanently sequester over one million tonnes of carbon dioxide ("CO2") per annum. Enerflex is also focused on electrification initiatives, including retrofitting natural gas-fired compression units within its contract compression fleet and delivering a growing number of electric compression units to customers.
•
To strengthen the resiliency and sustainability of its business over the long term, Enerflex intends to set emissions-reduction and other ESG-related targets once baselines for the combined entity have been established and understood.

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Fourth-quarter and Year-end 2022 RESULTS

Financial Results

•
Fourth-quarter 2022 revenue was a record $690 million, increasing for the seventh consecutive quarter. Strong revenue generation resulted from a large Engineered Systems opening backlog in North America, higher After-market Services and contract compression revenue, and contributions from Exterran.
•
Full-year 2022 revenue was $1.8 billion, representing an increase of $818 million or 85% from 2021.
•
Enerflex reported a gross margin of $127 million in the fourth quarter of 2022, increasing $48 million or 61% from the third quarter of 2022. As a percentage of revenue, the Company's gross margin was 18.4%. Reflecting slightly lower average gross margins from Exterran's portfolio, the gross margins for the Energy Infrastructure, After-market Services, and Engineered Systems product lines were 33.7%, 17.9%, and 12.0%, respectively.
•
Full-year 2022 gross margin was $323 million, increasing $120 million or 60% from 2021. As a percentage of revenue, the gross margin was 18.2%.
•
The Company delivered an adjusted EBITDA of $86 million during the fourth quarter of 2022.
•
Adjusted EBITDA reflects solid operational performance across all segments and includes the commencement of the finance lease for the first phase of a natural gas infrastructure asset in the Middle East. Enerflex completed the second phase of the project in early 2023.
•
During the period, Enerflex recognized foreign exchange losses of $18 million in Latin America as a result of the ongoing devaluation of the Argentine peso. Foreign exchange losses were partially offset by $7 million of interest income from associated instruments, though interest income is not reflected in adjusted EBITDA. The Company evaluates and may utilize certain financial instruments to minimize its exposure to currency devaluation.
•
Full-year 2022 adjusted EBITDA was $224 million, representing an increase of $89 million or 66% from 2021.
•
Enerflex recognized a net loss of $81 million and $101 million during the three months and year ended December 31, 2022, respectively. Strengthened business performance increased the Company's revenue and gross margin in 2022; however, one-time Transaction costs and losses on foreign exchange lowered earnings. Additionally, the Company recorded a non-cash impairment of goodwill during the third quarter of 2022 to the Canada segment as a result of rising interest rates. In contrast, no such impairment was recorded in 2021.

Financial Position

•
In connection with the Transaction, Enerflex established a new debt capital structure comprised of the following:
•
US$700 million three-year secured revolving credit facility (the "Revolving Credit Facility")
•
US$625 million aggregate principal amount of 9.00% senior secured notes due 2027 (the "Notes")
•
US$150 million three-year secured term loan facility (the "Term Loan")
•
Upon closing of the Transaction, using the net proceeds of the Notes, the Term Loan, an initial draw on the Revolving Credit Facility, and cash on hand, Enerflex fully repaid the amounts owing under the then existing Enerflex and Exterran notes and revolving credit facilities.

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•
Deleveraging is one of Enerflex's top priorities in 2023. The Company expects that it will lower its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023.
•
As at December 31, 2022, Enerflex's long-term debt and net debt balances were approximately $1.4 billion and $1.1 billion, respectively, and the bank-adjusted net debt to EBITDA ratio was 3.3 times, according to the Company's debt covenants.

Returns to Shareholders

•
Enerflex is committed to delivering a sustainable dividend to shareholders, declaring dividends of $0.025 per share and $0.10 per share during the three months and year ended December 31, 2022, respectively.
•
The Board of Directors has declared a quarterly dividend of $0.025 per share, payable on April 6, 2023, to shareholders of record on March 16, 2023.
•
Once the Company's debt reduction target has been met, Enerflex anticipates it will have the ability to deliver increased capital returns to shareholders.

Capital Expenditures and Expenditures for Finance Leases

•
Enerflex advanced four large infrastructure projects in 2022, three of which Enerflex assumed control upon closing of the Transaction.
•
During the fourth quarter of 2022, Enerflex invested $47 million in Energy Infrastructure growth capital expenditures, $15 million in expenditures for finance leases, and $20 million in maintenance capital expenditures.
•
In 2022, the Company invested $77 million in Energy Infrastructure growth capital expenditures, $75 million in expenditures for finance leases, and $30 million in maintenance capital expenditures.

Segmented Results

•
In connection with the Transaction, Enerflex has realigned its reporting segments to provide greater transparency of the Company's expanded asset base. The Company's new reporting segments are North America, Latin America, and Eastern Hemisphere.

	Three Months Ended December 31, 2022
$ millions	Total	North America	Latin America	Eastern Hemisphere

Revenue	689.8	420.7	98.6	170.6
Energy Infrastructure	162.9	36.7	76.8	49.4
After-market Services	145.5	88.7	16.9	39.9
Engineered Systems	381.4	295.3	4.8	81.2
Operating loss	(48.4)	(9.1)	(22.7)	(16.6)
EBIT	(44.7)	(5.6)	(22.6)	(16.6)
EBITDA	17.9	17.7	(4.1)	4.3
Adjusted EBITDA	86.1	54.7	13.4	18.0

Engineered Systems bookings	415.1	352.6	44.2	18.4
Engineered Systems backlog	1,505.9	1,074.2	52.8	378.9
•
Fourth-quarter 2022 results reflect the first period of contribution from Exterran and include several one-time Transaction costs, driving operating losses in each of the reporting segments.

North America

•
Enerflex's fourth-quarter 2022 Engineered Systems bookings and backlog in North America made up 85% and 71% of the consolidated total, respectively.

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•
New bookings in the North America segment comprised approximately 70% of projects from the USA and approximately 30% from Canada. Gross margins continue to strengthen relative to the prior year, reflecting tightening manufacturing capacity and increased customer activity.
•
The average utilization rate for the USA contract compression fleet was over 95% on approximately 397,000 horsepower in the fourth quarter of 2022 due to strengthening customer demand and improving market fundamentals. In contrast, the average utilization rate in 2021 was 83%.

Latin America

•
The Latin America segment recognized an operating loss of $23 million in the fourth quarter of 2022, driven primarily by one-time Transaction costs and foreign exchange losses.
•
The ongoing devaluation of the Argentine peso, caused by high inflation, resulted in foreign exchange losses of $18 million. Foreign exchange losses were partially offset by $7 million of interest income from associated instruments, though such offsets are not reflected in adjusted EBITDA. The Company evaluates and may utilize certain financial instruments to minimize its exposure to currency devaluation.
•
Higher activity levels, resulting from an expanded footprint in the region, drove increased revenues, gross margin, and Engineered Systems bookings relative to the third quarter of 2022.

Eastern Hemisphere

•
In addition to positive contributions from the Company's larger portfolio in the region, revenue increased with the commencement of operations of a BOOM produced water facility and the finance lease for the first phase of a natural gas infrastructure asset in the Middle East.

CONFERENCE CALL AND WEBCAST DETAILS

Enerflex's senior leadership team will be hosting a conference call to discuss the Company's fourth-quarter and year-end 2022 results on Thursday, March 2, 2023 at 8:00 am (MST).

To participate, register at https://register.vevent.com/register/BI3b2af9006a524ef58f3b0f13f26b24e8. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The live audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/38btwgd9.

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Consolidated Statements of Financial Position

$ Canadian thousands	December 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	253,776	172,758
Accounts receivable	456,578	212,206
Contract assets	186,259	82,760
Inventories	369,298	172,687
Work-in-progress related to finance leases	41,986	36,169
Current portion of finance leases receivable	60,020	15,248
Income taxes receivable	5,460	3,732
Derivative financial instruments	901	294
Prepayments	71,772	13,853
Total current assets	1,446,050	709,707
Property, plant, and equipment	152,505	96,414
Energy infrastructure assets	1,250,338	610,328
Contract assets	223,179	–
Lease right-of-use assets	78,372	49,887
Finance leases receivable	234,484	88,110
Deferred tax assets	19,435	9,293
Other assets	83,076	51,315
Intangible assets	102,773	10,118
Goodwill	679,377	566,270
Total assets	4,269,589	2,191,442

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	627,149	240,747
Provisions	18,826	6,636
Income taxes payable	78,697	9,318
Deferred revenues	366,085	84,614
Current portion of long-term debt	27,088	–
Current portion of lease liabilities	20,125	13,906
Derivative financial instruments	977	180
Total current liabilities	1,138,947	355,401
Deferred revenues	33,435	–
Long-term debt	1,363,237	331,422
Lease liabilities	72,908	43,108
Deferred tax liabilities	96,397	91,972
Other liabilities	21,757	15,785
Total liabilities	2,726,681	837,688
Shareholders' equity
Share capital	589,827	375,524
Contributed surplus	660,072	658,615
Retained earnings	164,200	274,962
Accumulated other comprehensive income	128,809	44,653
Total shareholders' equity	1,542,908	1,353,754
Total liabilities and shareholders' equity	4,269,589	2,191,442

Refer to the accompanying notes to Enerflex's audited consolidated financial statements as at and for the year ended December 31, 2022, which can be accessed on the Company's website at www.enerflex.com and under the Company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

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Consolidated Statements of Earnings

	Three Months Ended		Years Ended
$ Canadian thousands, except per share amounts	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Revenue	689,839	321,347	1,777,798	960,156
Cost of goods sold	563,025	266,017	1,455,082	757,934
Gross margin	126,814	55,330	322,716	202,222
Selling and administrative expenses	175,192	35,406	320,444	147,931
Operating income (loss)	(48,378)	19,924	2,272	54,291
Gain on disposal of property, plant, and equipment	111	98	199	135
Equity earnings from associates and joint ventures	3,520	533	4,719	671
Impairment of goodwill	–	–	(48,000)	–
Earnings (loss) before finance costs and income taxes	(44,747)	20,555	(40,810)	55,097
Net finance costs	26,070	2,327	38,923	16,995
Earnings (loss) before income taxes	(70,817)	18,228	(79,733)	38,102
Income taxes	10,301	50,935	21,210	56,557
Net loss	(81,118)	(32,707)	(100,943)	(18,455)

Net loss per share – basic	(0.68)	(0.36)	(1.04)	(0.21)
Net loss per share – diluted	(0.68)	(0.36)	(1.04)	(0.21)

Weighted average number of shares – basic	118,901,740	89,678,845	97,045,917	89,678,845
Weighted average number of shares – diluted	118,901,740	89,678,845	97,045,917	89,678,845

Refer to the accompanying notes to Enerflex's audited consolidated financial statements as at and for the year ended December 31, 2022, which can be accessed on the Company's website at www.enerflex.com and under the Company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

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Consolidated Statements of Comprehensive Income

	Three Months Ended		Years Ended
$ Canadian thousands	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Net loss	(81,118)	(32,707)	(100,943)	(18,455)
Other comprehensive income (loss):
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Change in fair value of derivatives designated as cash flow hedges, net of income tax recovery	(218)	25	360	247
Gain (loss) on derivatives designated as cash flow hedges transferred to net loss, net of income tax expense	(355)	14	(389)	(167)
Unrealized gain on translation of foreign-denominated debt	16,204	271	11,779	232
Unrealized gain (loss) on translation of financial statements of foreign operations	(22,812)	(6,089)	72,406	(18,958)
Other comprehensive income (loss)	(7,181)	(5,779)	84,156	(18,646)
Total comprehensive loss	(88,299)	(38,486)	(16,787)	(37,101)

Refer to the accompanying notes to Enerflex's audited consolidated financial statements as at and for the year ended December 31, 2022, which can be accessed on the Company's website at www.enerflex.com and under the Company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

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Consolidated Statements of Cash Flows

	Three Months Ended		Years Ended
$ Canadian thousands	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

OPERATING ACTIVITIES
Net loss	(81,118)	(32,707)	(100,943)	(18,455)
Items not requiring cash and cash equivalents:
Depreciation and amortization	62,644	23,168	128,287	87,622
Equity earnings from associates and joint ventures	(3,520)	(533)	(4,719)	(671)
Deferred income taxes	8,202	45,294	3,265	43,422
Share-based compensation expense (recovery)	11,683	(224)	16,162	12,937
Gain on disposal of property, plant, and equipment	(111)	(98)	(199)	(135)
Impairment on property, plant, and equipment and energy infrastructure assets	884	52	1,233	537
Impairment of goodwill	–	–	48,000	–
	(1,336)	34,952	91,086	125,257
Net change in working capital and other	(14,994)	88,798	(71,318)	82,937
Cash provided by (used in) operating activities	(16,330)	123,750	19,768	208,194

INVESTING ACTIVITIES
Net cash acquired from Acquisition	133,218	–	133,218	–
Additions to:
Property, plant, and equipment	(3,132)	(1,305)	(8,043)	(5,154)
Energy infrastructure assets	(66,490)	(16,825)	(107,797)	(52,187)
Proceeds on disposal of:
Property, plant, and equipment	311	122	416	220
Energy infrastructure assets	2,613	3,001	15,907	4,670
Investment in associates and joint ventures	–	–	(5,950)	(130)
Dividends received from associates and joint ventures	–	–	3,094	–
Net change in accounts payable related to the addition of property, plant, and equipment and energy infrastructure assets	(12,336)	(20,512)	12,403	3,720
Cash provided by (used in) investing activities	54,184	(35,519)	43,248	(48,861)

FINANCING ACTIVITIES
Net proceeds from the Revolving Credit Facility	464,624	–	464,624	–
Issuance of the Notes	797,629	–	797,629	–
Issuance of the Term Loan	207,062	–	207,062	–
Repayment of assumed debt on Acquisition	(1,022,112)	–	(1,022,112)	–
Repayment of the Notes	(285,722)	–	(285,722)	(40,000)
Repayment of the Bank Facility	(64,092)	(8,887)	(31,213)	(53,891)
Net proceeds from (repayment of) the Asset-based Facility	(22,256)	(3,917)	(39,295)	36,916
Lease liability principal repayment	(4,801)	(4,324)	(15,758)	(14,215)
Dividends	(2,243)	(1,790)	(8,969)	(7,171)
Stock option exercises	248	–	260	–
Deferred transaction costs	(47,607)	(122)	(54,652)	(2,095)
Cash provided by (used in) financing activities	20,730	(19,040)	11,854	(80,456)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(3,595)	1,294	6,148	(1,795)
Increase in cash and cash equivalents	54,989	70,485	81,018	77,082
Cash and cash equivalents, beginning of period	198,787	102,273	172,758	95,676
Cash and cash equivalents, end of period	253,776	172,758	253,776	172,758

Refer to the accompanying notes to Enerflex's unaudited consolidated financial statements as at and for the year ended December 31, 2022, which can be accessed on the Company's website at www.enerflex.com and under the Company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

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Consolidated Statements of Changes in Shareholders' Equity

$ Canadian thousands	Share Capital	Contributed Surplus	Retained Earnings	Foreign Currency Translation Adjustments	Hedging Reserve	Accumulated Other Comprehensive Income	Total

At January 1, 2021	375,524	656,832	301,040	63,270	29	63,299	1,396,695
Net loss	–	–	(18,455)	–	–	–	(18,455)
Other comprehensive loss	–	–	–	(18,726)	80	(18,646)	(18,646)
Effect of stock option plans	–	1,783	–	–	–	–	1,783
Dividends	–	–	(7,623)	–	–	–	(7,623)
At December 31, 2021	375,524	658,615	274,962	44,544	109	44,653	1,353,754
Net loss	–	–	(100,943)	–	–	–	(100,943)
Other comprehensive income	–	–	–	84,185	(29)	84,156	84,156
Common shares issued	213,942	–	–	–	–	–	213,942
Effect of stock option plans	361	1,457	–	–	–	–	1,818
Dividends	–	–	(9,819)	–	–	–	(9,819)
At December 31, 2022	589,827	660,072	164,200	128,729	80	128,809	1,542,908

Refer to the accompanying notes to Enerflex's audited consolidated financial statements as at and for the year ended December 31, 2022, which can be accessed on the Company's website at www.enerflex.com and under the Company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

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NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flow, including Engineered Systems bookings and backlog, operating income, EBIT, EBITDA, adjusted EBITDA, distributable cash flow, net debt, net debt to EBITDA ratio, and ROCE. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, the non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures, such as net earnings or any other measure of performance determined in accordance with IFRS, as indicators of Enerflex's performance. Refer to "Adjusted EBITDA", "Definitions", and "Non-IFRS Measures" of Enerflex's MD&A for the year ended December 31, 2022, which information is incorporated by reference into this news release, and which can be accessed on Enerflex's website at www.enerflex.com and under Enerflex's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

Engineered Systems Bookings and Backlog

Engineered Systems bookings and backlog are monitored by Enerflex as indicators of future revenue and business activity levels for the Engineered Systems product line. Bookings are recorded in the period when a firm commitment or order is received from customers, increasing the Company's backlog in the period. Conversely, revenue recognized on Engineered Systems products decreases backlog in the period that the revenue is recognized. As a result, backlog is an indication of revenue to be recognized in future periods using percentage-of-completion accounting. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as Engineered Systems bookings. The full amount of revenue is removed from backlog at the commencement of the lease.

Operating Income

Operating income assists the reader in understanding the net contributions made from the Company's core businesses after considering all SG&A. Each operating segment assumes responsibility for its operating results as measured by, amongst other factors, operating income, which is defined as income before income taxes, finance costs, net of interest income, equity earnings or loss, gain or loss on disposal of assets, and impairment of goodwill. Financing and related charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies. Business segments and income tax jurisdictions are not synonymous, and it is believed that the allocation of income taxes distorts the historical comparability of the operating performance of business segments.

EBIT

EBIT provides the results generated by the Company's primary business activities prior to consideration of how those activities are financed or taxed in the various jurisdictions in which the Company operates.

EBITDA

EBITDA provides the results generated by the Company's primary business activities prior to consideration of how those activities are financed, how assets are amortized, or how the results are taxed in various jurisdictions.

Adjusted EBITDA

Enerflex's results include items that are unique and items that Management and users of the financial statements adjust for when evaluating the Company's results. The presentation of adjusted EBITDA should not be considered in isolation from EBIT or EBITDA as determined under IFRS.

The Company defines adjusted EBITDA as earnings before net finance costs and income taxes adjusted for depreciation and amortization. Further adjustments are made for items that are unique or not in the normal course of continuing operations, and improve the comparability across items within the financial statements or between periods of financial statements. These adjustments include transaction costs, share-based compensation, severance costs associated with restructuring activities, government grants, the

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impact of finance leases, and other items, which the Company does not consider to be in the normal course of continuing operations, as Management believes that identification of these items allows for a better understanding of the underlying operations of the Company and increases comparability of the Company's results. Items the Company has previously considered are impairments or gains on disposal of idle facility and impairment of goodwill, which are considered to be unique, non-recurring, and non-cash transactions, that are not indicative of the ongoing normal operations of the Company. Accordingly, the Company has included these items in determining its adjusted EBITDA.

Management believes that identification of these items allows for a better understanding of the underlying operations of the Company based on the current assets and structure.

	Three Months Ended			Years Ended
$ millions	December 31, 2022	September 30, 2022(1)	December 31, 2021(1)	December 31, 2022(1)	December 31, 2021(1)

EBIT	(44.7)	(24.1)	20.6	(40.8)	55.1
Severance costs in COGS and SG&A	–	–	–	–	0.7
Government grants in COGS and SG&A	–	–	(2.0)	–	(16.4)
Transaction and integration costs	56.5	3.8	–	70.6	–
Share-based compensation	11.7	3.1	(0.2)	16.2	12.9
Depreciation and amortization	62.6	21.7	23.2	128.3	87.6
Impairment of goodwill	–	48.0	–	48.0	–
Finance leases	0.1	2.3	(5.4)	1.4	(5.0)
Adjusted EBITDA	86.1	54.8	36.1	223.6	135.1
(1)
Comparative figures represent only Enerflex's results prior to the closing of the Transaction on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.

Distributable Cash Flow

The Company defines distributable cash flow as cash provided by operating activities, adjusted for the net change in working capital and other, less maintenance capital expenditures and net lease payments. Management uses this measure to assess the level of cash flow generated and to evaluate the adequacy of internally generated cash flow to fund dividends, capital expenditures, and payments to creditors.

	Three Months Ended			Years Ended
$ millions	December 31, 2022	September 30, 2022(1)	December 31, 2021(1)	December 31, 2022(1)	December 31, 2021(1)

Cash provided by (used in) operating activities	(16.3)	37.7	123.8	19.8	208.2
Add (deduct):
Net change in working capital and other	15.0	(1.4)	(88.8)	71.3	(82.9)
	(1.3)	36.3	35.0	91.1	125.3
Maintenance capital expenditures	(19.7)	(4.9)	(5.4)	(30.4)	(11.9)
Leases	(4.8)	(3.6)	(4.3)	(15.8)	(14.2)
Distributable cash flow	(25.8)	27.8	25.3	45.0	99.1
(1)
Comparative figures represent only Enerflex's results prior to the closing of the Transaction on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.

Net Debt to EBITDA

Net debt is defined as short- and long-term debt less cash and cash equivalents at the end of the period, which is then divided by the annualized EBITDA. Enerflex's bank-adjusted net debt to EBITDA makes certain adjustments in determining whether the Company is compliant with the financial covenants related to existing debt instruments.

ROCE

ROCE is a measure that analyzes the operating performance and efficiency of the Company's capital allocation decisions. The ratio is calculated by taking EBIT for the 12-month trailing period, which is then

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divided by capital employed. Capital employed is debt and equity less cash and cash equivalents for the trailing four quarters.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management's expectations about future events, results of operations, the future performance (both financial and operational) and business prospects of Enerflex, and other matters that may occur in the future. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "future", "plan", "contemplate", "create", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "objective", "capable", and similar expressions, are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to: 2023 guidance; the Company's ability to leverage its sustainable asset portfolio and Engineered Systems backlog position to deliver on its value-creating priorities throughout 2023, including strengthening its financial position, delivering on expected synergies without sacrificing operational capabilities, and executing on the Company's 2023 business plan; the anticipated benefits and synergies of the Transaction and the Company's ability to realize upon such benefits and synergies, including the remaining US$20 million of expected annual run-rate synergies; the Company's anticipated completion dates for its various investments, including the Cryogenic Facility in progress in the Middle East, and investments in the Company's contract compression fleet, including that most new units added to the fleet will be electric; expectations regarding the future performance of carbon capture projects and expected CO2 emissions abated following completion of certain projects; expectations regarding the Company's ability to generate significant excess cash flow, to be used to strengthen the Company's financial position and to deleverage; Enerflex's targeted financial metrics after the Transaction, including the Company's expectations regarding the reduction of its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023; the Company's expectations regarding its ability to increase returns of capital to shareholders and to profitably invest in strategic growth projects; the Company's targeted growth plans and related anticipated benefits, including global energy transition trends; the Company's expectations regarding the overall activity level in the oil and gas sector in North America; the Company's expectations and timing of converting its existing Engineered Systems backlog; Enerflex's expectations regarding the continued payment of its quarterly dividend of at least $0.025 per share; and Enerflex's expectations regarding the setting of ESG-related targets.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex's operations, including, without limitation: the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; the markets in which Enerflex's products and services are used; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; expectations and implications of changes in governmental regulation, laws, and income taxes; ESG matters; the duration and severity of business disruptions and other negative impacts resulting from the COVID-19 pandemic or other crises; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the Transaction and the

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timing and quantum thereof; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in Enerflex's Annual Information Form for the year ended December 31, 2022 and Exterran's Form 10-K for the year ended December 31, 2021, accessible on SEDAR and EDGAR, respectively; in Enerflex's MD&A for the year ended December 31, 2022, and in Exterran's Form 10-Q for the three and six months ended June 30, 2022, accessible on SEDAR and EDGAR, respectively; and in Enerflex's Management Information Circular dated September 8, 2022, and in the Proxy Statement of Exterran and Prospectus of Enerflex dated September 12, 2022, accessible on SEDAR and EDGAR, respectively.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and is based only on the information available to the Company at that time, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The 2023 guidance regarding the Company's future financial performance, including adjusted EBITDA, are based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The guidance is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The financial outlook or potential financial outlook set forth in this news release was approved by Management and the Board of Directors as of the date of this news release to provide investors with an estimation of the outlook for the Company for 2023, and readers are cautioned that any such financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. The prospective financial information set forth in this news release has been prepared by Management. Management believes that the prospective financial information has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents, to the best of Management's knowledge and opinion, the Company's expected course of action in developing and executing its business strategy relating to its business operations. Actual results may vary from the prospective financial information set forth in this news release. See above for a discussion of the risks that could cause actual results to vary. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results.

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ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, interests in associates, and joint ventures, operate in over 90 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer	Vice President, Strategy & Investor Relations
Tel: (403) 387-6325	Tel: (403) 236-6857	Tel: (403) 717-4953

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